Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

December 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 13, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Bionomics Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


American depositary shares, each representing 180 ordinary shares

Ordinary shares, no par value per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi